CANADIAN OILSANDS TRUST

Telephone No. (403) 290-3307
Fax No. (403) 290-3302
Email: trudy_curran@pcenergy.com

RECEIVED MAR 28 2002 366

March 27, 2002

PROCESSED
APR 10 2002
THOMSON FINANCIAL

RECEIVED MAR 28 2002 366

BY COURIER

U.S. Securities and Exchange Commission
Office of International Corpo[illegible]
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549
U.S.A.

02028168

Dear Sirs:

SUPPL

RE: CANADIAN OIL SANDS TRUST – FILE NO. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose herewith the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

- News Release dated December 5, 2001 – Canadian Oil Sands Trust announces Dividend Reinvestment Plan, Syncrude expansion plans, and appointment of Chief Financial Officer;
- Notice of Change in Quarterly Distribution Dates – mailed to unitholders on December 11, 2001;
- Notice of Record Date – dated December 7, 2001;
- News Release dated January 22, 2002 – Canadian Oil Sands Trust Announces Year End Results and Calibrates Distributions to Lower Oil Prices;
- News Release dated January 23, 2002 – Canadian Oil Sands Trust announces Premium Distribution, Distribution Re-investment Plan;
- Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan dated January 23, 2002;
- Notice of Change of Annual Meeting of Unitholders to Annual and Special Meeting of Unitholders – dated March 5, 2002;
- Form 45-102F2 – Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities dated March 8, 2002;
- Notice of Meeting and Management Proxy Circular in respect of April 25, 2002 Annual and Special Meeting of Unitholders; and
- 2001 Annual Report of Canadian Oil Sands Trust, including Management's Discussion and Analysis and Annual Financial Statements.

dlw 4/11

Canadian Oil Sands Investments Inc.
150 - 9th Avenue S.W., P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

Please contact me if you have any questions or concerns.

Yours truly,

CANADIAN OIL SANDS INVESTMENTS INC.

Trudy M. Curran
Corporate Secretary

Enclosures

82-5187

NEWS RELEASE
For immediate release
December 5, 2001

Canadian Oil Sands Trust announces Dividend Reinvestment Plan, Syncrude expansion plans, and appointment of Chief Financial Officer

Distribution Reinvestment Plan

Calgary, Alberta -- Canadian Oil Sands Trust (the "Trust") is pleased to announce that it plans to institute a "Premium Distribution Re-investment Plan" (the "Plan") for all unitholders, subject to receipt of regulatory approvals. The Plan will allow unitholders to direct their distributions to the purchase of additional units at 95 per cent of the market price based on a daily volume weighted average trading price on The Toronto Stock Exchange over a period of approximately 20 trading days. Importantly, this unique plan provides an alternative where unitholders may elect to have their distributions converted into new units, which the Plan Trustee will sell into the market and provide the unitholder with a cash distribution equal to 102 per cent of the amount that would otherwise be payable. Finally, the Plan allows unitholders to purchase additional units from treasury at the market price up to two per cent of the outstanding limits. There are no brokerage fees or commissions payable under this Plan.

"This Premium Distribution Re-investment Plan should be very attractive to all current unitholders who now will have the choice to receive additional units in the Trust at a discount to market or to take advantage of a unique opportunity to receive a two per cent premium on the regular cash distribution," said Marcel Coutu, President and Chief Executive Officer of the Trust. "This Plan fits well with the Trust's large capital program by helping to build the equity side of our balance sheet as we deploy our debt facilities, particularly during low oil price cycles."

As part of the Premium Distribution Re-investment Plan, the Trust is also changing the date of quarterly distribution payments from the 15th day of February, May, August and November to the last business day in each of these months. This extension is necessary to accommodate certain aspects of the Plan. Written notification of such extension is anticipated to be mailed to all registered holders on or about December 10, 2001. The Trust will advise if and when the regulatory approvals are received for the implementation of the Premium Distribution Reinvestment Plan and will provide a full text of the Plan to unitholders at that time.

Syncrude Expansion Plans

In late November, the Syncrude joint venture announced the new scope of its longer-term growth plans. Stage 3 expansion is underway and is anticipated to increase production to average about 80,000 barrels per day of a higher quality Syncrude Sweet Blend (SSB1) net to the Trust by 2005. Two further expansions, Stage 4 and Stage 5, are now planned and are expected to increase Syncrude's gross production to a range of 410,000 - 440,000 barrels per day by 2010/2011 and to 535,000 – 560,000 barrels per day by 2013/2015 with further improvement to product quality (SSB2).

Capital costs during the first ten years of these expansions are estimated at $7-8 billion, including the $4 billion cost of the current Stage 3 program. The new Syncrude expansion plan defers some of the production growth from earlier expectations, but now includes a fifth stage of development which provides a higher ultimate production rate. This new plan spreads the growth over a longer time frame, which will reduce capital cost risks by allowing the experience and innovations from the Stage 2 and 3 expansions to be incorporated into Stage 4 and 5.

Chief Financial Officer appointed

Canadian Oil Sands Trust is pleased to announce the appointment of Douglas B. Olson as Vice President and Chief Financial Officer. Mr. Olson has more than 20 years of experience in treasury, corporate finance, risk management and business planning in the energy sector, and was most recently Manager, Finance with PanCanadian Energy Corporation. Mr. Olson is a Chartered Accountant and has a Chartered Financial Analyst designation. He graduated from the University of Calgary with a Bachelor of Commerce.

Canadian Oil Sands Trust is an open-end investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has 56.8 million units outstanding that trade on The Toronto Stock Exchange under the symbol "COS.UN." The Trust is managed by Canadian Oil Sands Limited, a Calgary based company.

To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports@cnw.

ADVISORY - Certain information regarding the Company set forth above, including Management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with oil and gas exploration, development and production, generation of electricity, and marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserves estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

-30-

Canadian Oil Sands Investments Inc.
Marcel Coutu
Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Investor relations:
(403) 290-3329
COST_InvestorRelations@pancanadianenergy.com

Web site: www.canadianoilsandstrust.com

CANADIAN OILSANDS TRUST

NOTICE OF CHANGE IN QUARTERLY DISTRIBUTION DATES

December 10, 2001

Effective immediately, quarterly distributions of the income of Canadian Oil Sands Trust, if any, will be made on **the last business day** in each of the months of February, May, August and November. This represents a change from Canadian Oil Sands' current practice of making distributions on the 15th day of each of those same months.

The next distribution of Canadian Oil Sands will be made on February 28, 2002.

Canadian Oil Sands has made this change in the quarterly distribution dates in order to accommodate certain aspects of the Premium Distribution Re-investment Plan announced by Canadian Oil Sands on December 5, 2001. Although implementation of the plan is subject to receipt of all necessary regulatory approvals, the change in the quarterly distribution dates is effective immediately.

The change in quarterly distribution dates referred to in this Notice constitutes an amendment to the meaning of "Quarterly Distribution Dates" under the Trust Indenture that governs the affairs of Canadian Oil Sands, but does not otherwise affect the rights of Unitholders.

For further information, please call the Canadian Oil Sands' investor relations line at (403) 290-3329 or e-mail COST_InvestorRelations@pancanadianenergy.com.

COMPUTERSHARE TRUST COMPANY OF CANADA, as Trustee of Canadian Oil Sands Trust

W. Anne DeWaele
Senior Corporate Trust Officer

CANADIAN OIL SANDS TRUST, by its Manager, Canadian Oil Sands Investments Inc.

Per:

Trudy M. Curran
Corporate Secretary

82-5189

CANADIAN OIL SANDS TRUST

NOTICE OF RECORD DATE

The boards of directors of Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc. have fixed the close of business on March 15, 2002 as the record date for the determination of holders of Trust Units in Canadian Oil Sands Trust entitled to receive notice of the annual meeting of holders of such Units, to be held at the Telus Convention Centre, Calgary, Alberta, on Thursday, April 25, 2002.

Canadian Oil Sands Trust, by its manager,
Canadian Oil Sands Investments Inc.

Trudy M. Curran
Corporate Secretary

December 7, 2001

82-5189

For immediate release
January 22, 2002

Canadian Oil Sands Trust Announces Year End Results and Calibrates Distributions to Lower Oil Prices

Calgary - Canadian Oil Sands Trust announced today a fourth quarter distribution of $0.50 per Trust Unit, resulting in distributions for the year of $2.75 per unit, or 67 per cent of cash flow from operations. The Trust is reducing its distribution due primarily to lower crude oil prices.

"With the decline of oil prices, the business environment of the Trust has changed significantly since it completed its merger and set out its financial strategy in mid 2001," said Marcel Coutu, President and CEO. "Consequently, the correct and prudent decision is to reduce the distribution to optimize the unit value of Canadian Oil Sands and maintain its credit strength and financial capacity to fund the ongoing expansion of the Syncrude project."

The Trust generated fourth quarter cash flow from operations of $54.5 million, or $0.96 per unit, compared to $64.0 million, or $1.13 per unit, in the fourth quarter of 2000. Distributable income for the fourth quarter of 2001 was $28.4 million, or $0.50 per unit, compared to $46.0 million, or $0.81 per unit, in the same quarter of 2000. Capital spending totalled $81.8 million compared to $13.4 million during the same period the previous year.

Premium Distribution Re-investment Plan

In December 2001, Canadian Oil Sands announced that it was seeking regulatory approvals for a Premium Distribution, Re-Investment and Optional Cash Payment Plan. Canadian Oil Sands has received approval from certain regulatory authorities, including its principal securities regulator and continues to seek approvals from other provincial securities commissions as well as the Securities Exchange Commission in the United States. If and when approvals are received, Canadian Oil Sands will advise unitholders of the details of the plan and impact, if any, on the current distribution payable on February 28, 2002.

Syncrude Operations

Syncrude's production in the fourth quarter totalled 21.6 million barrels at an average operating cost of $16.59 per barrel, compared to 18.1 million barrels at $20.22 per barrel in the same quarter of 2000. Production rose this quarter, primarily due to volumes from the L.C. Finer, which came back on stream in November. This bitumen upgrading unit had been down for repairs since July 2001 due to process heat damage. It is now operating at full capacity with new design modifications aimed at preventing the recurrence of similar problems in the future. Unit operating costs improved due to lower natural gas prices, which averaged $3.30 per thousand cubic feet during the fourth quarter of 2001, and to higher production volumes.

Realized Selling Prices

The Trust's realized crude oil price averaged $30.73 per barrel in the fourth quarter, a decrease of 31 per cent from $44.58 per barrel in the same period of 2000. Crude oil prices continued to weaken during the fourth quarter, with the price of West Texas Intermediate crude oil averaging U.S. $20.53 per barrel, compared to U.S. $26.78 during the third quarter of 2001 and U.S. $31.90 in the fourth quarter of 2000. Hedging activities resulted in a loss of $1.40 per barrel,

compared to a loss of $3.95 per barrel in the fourth quarter of 2000. Going forward, the Trust's more recent crude oil hedges should mitigate current low prices, given that 16,000 barrels per day, or approximately 30 per cent of production, has been hedged at approximately U.S. $25.00 for 2002.

Outlook

The North American economy has entered a recessionary period with a corresponding weaker demand for energy, and OPEC has been seeking production cutbacks from member and non-member countries to support oil prices in the near term. Natural gas prices have declined more than crude oil over the year and Canadian Oil Sands is taking advantage of the weaker prices to fix some of its natural gas cost. The Trust hedged 19 million cubic feet per day of natural gas from April 2002 to March 2003 at an average AECO price of Cdn $3.63 per thousand cubic feet. The forward purchases represent approximately 60 per cent of the Trust's share of daily gas consumption by the Syncrude project.

Although Syncrude shipped a record 81.4 million barrels during 2001, it fell short of its 94 million barrel budget volume. Despite this annual shortfall, Syncrude finished the year in a very strong position, having achieved daily, weekly and monthly production records for December. Several operational improvements allowed the Syncrude project to exit the year with strong performance results. In addition to completing repairs to the L.C. Finer, major modifications to the new Aurora mine facilities were completed during a scheduled shut down in December. As a result, Aurora throughput has increased 15 per cent to 6,700 tons per hour, which is approximately 85 per cent of original design capacity. Some additional enhancements are planned for Aurora in the spring of 2002, which are expected to further enhance performance.

In its third quarter report on October 23, 2001, the Trust communicated its budget for 2002. The Trust is maintaining its annual production forecast of 86 million barrels for Syncrude. This translates into average production for the Trust of 51,200 barrels per day with no change to budgeted operating costs of $325 million, or $17.50 per barrel. The Trust's budget forecast includes a reduction to the average annual oil price from U.S. $22 per barrel WTI to U.S. $20. The budget forecast will continue to be revised quarterly, including the view of average oil prices for the year. As unitholders of the Trust will appreciate, it is this weaker and uncertain oil price environment which necessitates the reduction in distributions. Syncrude's Stage 3 expansion continues to progress and is expected to be completed in January 2005. Management is confident in the Trust's continued ability to fund its share of this capital program, which is estimated to be $450 million, including maintenance capital of $60 million.

In the fourth quarter, Syncrude announced the new scope of its longer-term growth plans. Stage 4 and Stage 5 expansions are expected to increase Syncrude's gross production to a range of 410,000 to 440,000 barrels per day by 2010/2011 and 535,000 to 560,000 barrels per day by 2013/2015 with further improvement to product quality. The new Syncrude expansion plan defers some of the production growth from earlier expectations, but now includes a fifth stage of development, which projects a higher ultimate production rate. This new plan spreads the growth over a longer time frame, which is expected to reduce capital cost risks by allowing the experience and innovations from the Stage 2 and 3 expansions to be incorporated into Stages 4 and 5.

Corporate Developments

Canadian Oil Sands Trust has appointed Douglas B. Olson as Vice President and Chief Financial Officer. Mr. Olson has more than 20 years of experience in treasury, corporate finance, risk management and business planning in the energy sector, and was most recently Manager, Finance with PanCanadian Energy Corporation.

Canadian Oil Sands Trust - Financial Highlights (unaudited) (in thousands – except per Trust Unit amounts)	For the three months ended December 31 2001	2000	For the twelve months ended December 31 2001	2000
Net income	$ 37,240	$ 49,820	$ 169,434	$ 176,386
per Trust Unit	$ 0.66	$ 0.88	$ 2.98	$ 3.11
Funds from operations	$ 54,473	$ 64,022	$ 232,710	$ 233,143
per Trust Unit	$ 0.96	$ 1.13	$ 4.10	$ 4.11
Distributable income	$ 28,390	$ 45,950	$ 156,121	$ 132,562
per Trust Unit	$ 0.50	$ 0.81	$ 2.75	$ 2.34
Daily average sales - Syncrude Sweet Blend (bbls)	50,509	43,055	48,277	38,398
Average selling price ($/bbl)				
Before hedging	$ 32.13	$ 48.53	$ 39.71	$ 44.09
Oil price hedging	0.29	(2.67)	(0.36)	(2.65)
Currency hedging (on a cash basis)	(1.69)	(1.28)	(1.55)	(0.78)
	$ 30.73	$ 44.58	$ 37.80	$ 40.66
West Texas Intermediate (U.S. $/bbl)	$ 20.53	$ 31.90	$ 26.00	$ 30.26

Management's Discussion and Analysis

Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited interim consolidated financial statements for the year ended December 31, 2001 and the Joint Management Information Circular with respect to the merger of Athabasca Oil Sands Trust and Canadian Oil Sands Trust dated May 11, 2001.

In the fourth quarter of 2001, Canadian Oil Sands' revenues totalled $141.6 million, representing a 19 per cent decline from $175.4 million recorded in the same quarter of 2000. The reduction was largely attributable to the decrease in the realized crude oil price offset slightly by production increases. The sales volume of 50,509 barrels per day was up from 43,055 barrels per day in the corresponding period of 2000 as production increased due to design modifications to the upgrading facilities and a Coker turnaround in 2001. The Trust's revenues include its crude oil hedging as discussed in Corporate Activities. Canadian Oil Sands' operating costs of $85.8 million increased nine per cent over the $78.5 million incurred during the fourth quarter of 2000. Increased maintenance costs were offset by lower costs for purchased natural gas. A recovery of Crown Royalty expense of $10.9 million in the fourth quarter 2001 resulted from a decrease in the 2001 effective royalty rate due to increased capital expenditures in the quarter. This compares to Crown Royalty expense of $27.1 million in the same quarter of 2000.

For the year ended December 31, 2001, cash flow from operations of $232.7 million, or $4.10 per unit, was essentially unchanged from $233.1 million, or $ 4.11 per unit, reported for the year 2000. Distributable income was $156.1 million, or $2.75 per unit, up 18 per cent from $132.6 million, or $2.34 per unit, and capital spending totalled $179.5 million compared to $110.4 million in 2000. Realized prices averaged $37.80 per barrel, down seven percent, while operating costs decreased three per cent to $19.57 per barrel over 2000. Lower maintenance costs offset by higher natural gas costs contributed to the operating cost decrease. The Crown Royalty payment decreased to $52.4 million from $124.8 million in the year 2000, reflecting the increase in capital spending.

Cash flow in 2001 was used to fund ongoing operations and unit distributions, as well as partially fund the capital expenditure program. The cash balance, including cash and cash equivalents, increased to $357.3 million compared with $102.8 million at year-end 2000, primarily as a result of the senior note issuance of U.S. $250 million in August 2001.

The Trust's net debt increased to $269.0 million at December 31, 2001 from $113.1 million at December 31, 2000 as a result of the utilization of debt to fund a portion of the ongoing capital programs. The Trust's financial capacity is supplemented by committed bank facilities of $490 million, from which there were no outstanding drawings at December 31, 2001.

Corporate Activities

Risk Management: Canadian Oil Sands had the following currency hedges in place as of January 1, 2002:

Canadian Oil Sands Trust
Foreign Exchange Annual Hedge Positions

	2002	2003	2004	2005	First Half 2006
U.S. Dollar Value Hedged ($ millions)	$ 84.0	$ 68.0	$ 72.0	$ 80.0	$ 40.0
Average U.S. dollar exchange rate	$ 0.666	$ 0.658	$ 0.658	$ 0.658	$ 0.658

Canadian Oil Sands has sold an option to increase the amount hedged for the period January 1, 2003 to December 31, 2007 by $5.0 million per quarter at U.S. $0.692.

During the fourth quarter of 2001, currency exchange hedging settlements reduced Canadian Oil Sands' cash flow by $7.9 million. A total of U.S. $44.0 million was settled at an average quarterly exchange rate of U.S. $0.6328 per Canadian dollar. The year-to-date settlements of currency exchange contracts have reduced cash flow by $27.4 million. Accounting for settlement of currency exchange contracts defers the recognition of a $1.2 million gain in the fourth quarter related to commitments originally contracted for future years. Cumulatively, Canadian Oil Sands has deferred recognition of gains totalling $11.4 million to 2006 and beyond for accounting purposes, but has included these amounts in the distributable income for the respective periods.

As of January 1, 2002, the crude oil price risk management contracts were as follows:

Canadian Oil Sands Trust
Crude Oil Hedging Positions

	To the end of December 31		
	2002	2003	2004
Barrels per day of crude oil (fixed price)	15,000	15,000	8,000
Average Fixed Price (U.S.$)	$ 24.77	$ 23.04	$ 22.03
Barrels per day of crude oil (collars / options)	1,000	1,000	-
Floor price (U.S.$)	$ 25.75	$ 24.00	-

Canadian Oil Sands' revenues were increased by $1.4 million during the fourth quarter of 2001, but decreased by $6.4 million year to date as a result of crude oil price hedging. In the fourth quarter, 0.5 million barrels were settled at an average rate of U.S. $20.44.

In January 2002, Canadian Oil Sands hedged a portion of its natural gas input cost. For the period April 2002 until March 2003, Canadian Oil Sands has entered into a forward purchase of 19 million cubic feet per day of natural gas at an average AECO price of Cdn $3.63 per thousand cubic feet, representing 60 per cent of its share of Syncrude's consumption. Any gains or losses on the hedge will impact the Trust's operating expenses for the period.

Canadian Oil Sands has budgeted using a WTI price of U.S. $20 per barrel and a US/Canadian currency exchange rate of U.S. $0.63 for 2002. The following table summarizes sensitivities in the Trust's Cash Flow per unit for 2002:

Canadian Oil Sands Trust
2002 Sensitivity Analysis

Change in Cash Flow	Per Unit
US$1.00 change in WTI crude oil per barrel	$ 0.35
$1.00 change in unit operating costs per barrel	$ 0.33
US$0.01 change in US/Canadian exchange rate	$ 0.14
1 million barrel change in Syncrude's production	$ 0.12
$0.50 change in AECO natural gas per mcf	$ 0.11

Unit Distributions: A quarterly distribution of $0.50 per unit will be paid on February 28, 2002 to unitholders of record on January 31, 2002. The Trust has changed the date of quarterly distribution payments from the 15th day of February, May, August and November to the last business day in each of these months to provide further time to accommodate the proposed premium distribution re-investment plan that the Trust is currently pursuing.

The income tax status of this distribution will be determined subsequent to the December 2002 year-end and will be reported to unitholders prior to the end of February 2003. The income tax liability of each unitholder will depend on the unitholder's specific circumstances, and accordingly, each unitholder should obtain independent advice regarding their specific income tax consequences.

Unit Trading Activity: The market price of the Trust Units reached a high of $41.50 in the fourth quarter of 2001 and settled at $38.50 on December 31, 2001, up from $37.15 at September 30, 2001. The units closed at $36.70 on January 21, 2002. Canadian Oil Sands' Trust Units trade on the Toronto Stock Exchange under the symbol COS.UN.

Canadian Oil Sands Trust - Trading Activity	Fourth Quarter 2001	December 2001	November 2001	October 2001
Unit price				
High	$ 41.50	$ 39.60	$ 39.95	$ 41.50
Low	$ 34.26	$ 36.25	$ 34.26	$ 37.00
Close	$ 38.50	$ 38.50	$ 37.50	$ 39.50
Volume traded (000's)	8,195	2,427	3,017	2,751
Average number of units outstanding (000's)	56,779			

Canadian Oil Sands Trust
Consolidated Balance Sheet
(unaudited)
(in thousands)

	December 31 2001	December 31 2000
Assets		
Current assets		
Cash	$ 357,313	$ 102,791
Accounts receivable	60,754	75,050
Inventories	26,191	28,744
Prepaid expenses	3,927	3,526
	448,185	210,111
Reclamation trust	10,319	7,223
Capital assets, net	1,119,462	997,372
Deferred charges, net	48,299	17,555
	$ 1,626,265	$ 1,232,261
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 98,249	$ 62,435
Unit distribution payable	28,390	45,950
Current portion of other liabilities	3,105	2,703
	129,744	111,088
Other liabilities	19,086	20,823
Long-term debt	626,348	215,861
Future site reclamation and restoration costs	30,290	27,749
Deferred currency hedging gains	11,446	6,693
Preferred shares of subsidiaries	4,400	4,400
Unitholders' equity 56,779,010 Trust Units (56,750,010 in 2000)	804,951	845,647
	$ 1,626,265	$ 1,232,261

Canadian Oil Sands Trust
Consolidated Statement of Income and Unitholders' Equity
(unaudited)
(in thousands, except per unit amounts)

	For the three months ended December 31 2001	For the three months ended December 31 2000	For the twelve months ended December 31 2001	For the twelve months ended December 31 2000
Revenue				
Syncrude Sweet Blend	$ 141,593	$ 175,437	$ 663,053	$ 665,495
Other	4,007	1,609	9,938	6,049
	145,600	177,046	672,991	671,544
Expenses				
Operating	85,836	78,460	344,910	283,429
Crown royalties	(10,896)	27,079	52,540	124,830
Administration	3,366	2,513	12,624	10,240
Interest	12,398	4,522	28,593	16,737
Depletion, depreciation and amortization	17,053	14,000	62,618	56,338
Large Corporations Tax	521	487	1,852	2,924
Dividends on preferred shares of subsidiaries	82	165	420	660
	108,360	127,226	503,557	495,158
Net income for the period	37,240	49,820	169,434	176,386
Unitholders' equity beginning of the period	796,198	841,777	845,647	809,146
Issue of Trust Units	-	-	764	-
Merger costs	(97)	-	(39,898)	-
Retroactive pension adjustment	-	-	-	(7,323)
Special distribution to unitholders	-	-	(14,875)	-
Distributions to unitholders	(28,390)	(45,950)	(156,121)	(132,562)
Unitholders' equity end of the period	$ 804,951	$ 845,647	$ 804,951	$ 845,647
Net income per Trust Unit	$ 0.66	$ 0.88	$ 2.98	$ 3.11
Distributable income per Trust Unit	$ 0.50	$ 0.81	$ 2.75	$ 2.34

Canadian Oil Sands Trust
Consolidated Statement of Cash Flows
(unaudited)
(in thousands)

	For the three months ended December 31 2001	2000	For the twelve months ended December 31 2001	2000
Cash provided by/(used in)				
Operating activities				
Net income	$ 37,240	$ 49,820	$ 169,434	$ 176,386
Items not involving cash	17,233	14,202	63,276	56,757
Funds from operations	54,473	64,022	232,710	233,143
Site restoration costs	-	-	(468)	(652)
Net change in deferred items	(774)	(1,847)	(5,334)	144
Change in non-cash working capital	21,882	(21,642)	18,602	(13,349)
	75,581	40,533	245,510	219,286
Financing activities				
Issuance of long-term debt	-	-	385,250	(1,581)
Merger costs	(97)	-	(39,898)	-
Issuance of 29,000 Trust Units	-	-	764	-
Special distribution	-	-	(14,875)	-
Unitholder distributions declared	(28,390)	(45,950)	(156,121)	(132,562)
Change in non-cash working capital	(14,194)	8,650	(17,560)	13,800
	(42,681)	(37,300)	157,560	(120,343)
Investing activities				
Reclamation trust	(936)	(525)	(3,096)	(1,814)
Capital expenditures	(81,795)	(13,441)	(179,514)	(110,441)
Change in non-cash working capital	23,713	(1,171)	34,062	3,766
	(59,018)	(15,137)	(148,548)	(108,489)
Increase/(decrease) in cash	(26,118)	(11,904)	254,522	(9,546)
Cash at the beginning of the period	383,431	114,695	102,791	112,337
Cash at the end of the period	$ 357,313	$ 102,791	$ 357,313	$ 102,791
Supplemental Information:				
Large Corporations Tax paid	$ 350	$ 1,585	$ 1,493	$ 2,924
Interest charges paid	$ 8,332	$ 8,490	$ 16,779	$ 16,737

Canadian Oil Sands Trust
Consolidated Statement of Trust Royalty and Distributable Income
(unaudited)
(in thousands – except per Trust unit amounts)

	For the three months ended December 31		For the twelve months ended December 31	
	2001	2000	2001	2000
Revenues	$ 146,810	$ 177,563	$ 676,507	$ 673,391
Operating expenses	(85,836)	(78,460)	(344,910)	(283,429)
Crown royalties	10,896	(27,079)	(52,540)	(124,830)
Administration expenses	(2,741)	(2,562)	(10,755)	(9,562)
Interest expense	(11,879)	(4,414)	(28,074)	(16,402)
Large Corporations Tax	(521)	(487)	(1,852)	(2,924)
	56,729	64,561	238,376	236,244
Capital expenditures	(81,795)	(13,441)	(179,514)	(110,441)
Utilization of expansion financing	67,210	-	137,210	4,000
Repayment of borrowings	-	-	-	(1,581)
Site restoration costs	-	-	(468)	(652)
Mining reclamation trust	(936)	(525)	(3,096)	(1,814)
Interest expense payable to trust	(628)	(715)	(2,640)	(2,983)
Reserve for future production costs	(11,923)	10,220	(34,199)	12,445
Base for Trust Royalty	$ 28,657	$ 60,100	$ 155,669	$ 135,218
Trust Royalty at 99%	$ 28,370	$ 59,499	$ 154,112	$ 133,866
Revenue earned in Trust	644	1,307	3,877	5,568
Administration expenses of Trust	(624)	(199)	(1,868)	(927)
Cash withheld in Trust	-	(14,657)	-	(5,945)
Distributable income	$ 28,390	$ 45,950	$ 156,121	$ 132,562
Distributable income per Trust unit	**$ 0.50**	**$ 0.81**	**$ 2.75**	**$ 2.34**

Canadian Oil Sands Trust
Selected Notes to the Financial Statements
Year ended December 31, 2001
(unaudited)

The consolidated financial statements include the accounts of Canadian Oil Sands Trust and its subsidiaries, and are presented in accordance with Canadian generally accepted accounting principles. The consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the previous Canadian Oil Sands Trust for the year ended December 31, 2000, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements.

Note 1. Business Combination

Effective July 5, 2001, Athabasca Oil Sands Trust ("Athabasca") and the former Canadian Oils Sands Trust merged. Each of the trusts held a royalty over the working interest percentage in the Syncrude Joint Venture owned in its subsidiary company. As part of the transaction, every unitholder in the former Canadian Oil Sands Trust received units in Athabasca on a one-for-one basis. The resultant merged entity was then renamed Canadian Oil Sands Trust (the "Trust").

Approximately 52 per cent of the units in the resultant Trust are held by former Athabasca unitholders. Athabasca contributed assets of $611 million and liabilities of $250 million and Canadian Oil Sands contributed assets of $637 million and liabilities of $209 million.

The business combination has been treated as a pooling of interests. As such, the assets and liabilities reflect the combined values recorded by the two individual entities, after adjustments to accounting policies for consistency purposes. The costs to effect the combination have been recorded as a charge to unitholder capital in the consolidated results of the combined entity.

Note 2. Unitholders' Equity

A maximum of 500,000,000 Trust Units have been created for issuance pursuant to the Amended and Restated Trust Indenture. The Trust Units represent a beneficial interest in the Trust. All Trust Units share equally in all distributions from the Trust and carry equal voting rights. No conversion, retraction or pre-emptive rights attach to the Trust Units. Trust Units are redeemable at the option of the Unitholder at a price that is the lesser of 90 per cent of the average closing price of the Trust Units on the principal trading market for the previous 10 trading days and the closing market price on the date of tender for redemption, subject to restrictions on the amount to be redeemed each quarter.

Since inception of the Trust, the following Trust Units have been issued for cash proceeds:

Date	Issue Price	Number of Trust Units	Net Proceeds
November 30, 1995	$ 10.00	27,000,000	$ 254,975,000
April 26, 1996	$ 13.65	12,900,010	$ 176,085,000
June 20, 1996	$ 14.15	10,100,000	$ 142,915,000
February 19, 1998	$ 24.00	4,000,000	$ 91,950,000
April 6, 1999	$ 18.65	2,750,000	$ 48,947,000
June 29, 2001	$ 26.34	29,000	$ 764,000
		56,779,010	$ 715,636,000

The Trust has a Unitholder Rights Plan (the "Rights Plan") designed to provide the Trust and the Unitholders with sufficient time to explore and develop alternatives for maximizing unitholder value if a take-over bid is made for the Trust. One right has been issued and attached to each Trust Unit outstanding and one right attaches to each Trust Unit subsequently issued. Rights issued under the Rights Plan become exercisable when a person, and any related parties, has acquired or commences a take-over bid to acquire 20 per cent or more of the Trust Units without complying with certain provisions set out in the Rights Plan. Should such an acquisition or announcement occur, each right entitles the holder other than the acquiring person, to purchase Trust Units at a 50 per cent discount to the market price.

The Trust Unit Incentive Plan owned by the former Canadian Oil Sands Trust was terminated when the trusts merged. All outstanding granted rights were exercised and resulted in the issuance of 29,000 Trust Units and payments totalling approximately $0.6 million. The cash payments have been included in administrative expenses.

Note 3. Bank Credit Facilities

	Credit Available (in thousands)
a) Extendible revolving term facility	$ 20,000
b) Extendible revolving term facility	20,000
c) Credit facility	195,000
d) Credit facility	255,000
	$ 490,000

a) The $20 million extendible revolving term facility enables funds to be borrowed, repaid and reborrowed with any such borrowings maturing on August 22, 2003. The term of this facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum, while any unused amounts are subject to a 0.15 of one per cent per annum standby fee.

b) The $20 million extendible revolving term facility enables funds to be borrowed, repaid and reborrowed with any such borrowings maturing on July 3, 2003. The term of this facility may be extended on an annual basis with the agreement of the bank. Amounts borrowed through this facility bear interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum, while any unused amounts are subject to a 0.15 of one per cent per annum standby fee.

c) The $195 million facility consists of $65 million that is a 364-day extendible tranche convertible to a two-year term loan, and a $130 million three-year extendible revolving credit tranche. Amounts borrowed through these facilities bear interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum with a premium of 0.05 of one per cent per annum if borrowings exceed 66 per cent of the total credit facility. Any unused amounts are subject to a 0.125 per cent per annum standby fee with respect of the 364-day extendible tranche and a 0.15 per cent per annum standby fee with respect of the three-year extendible revolving credit tranche.

d) The $255 million facility consists of $85 million that is a 364-day extendible tranche convertible to a two-year term loan, and a $170 million three-year extendible revolving credit tranche. Amounts borrowed through these facilities bear interest at a floating rate based on bankers' acceptances plus 0.60 of one per cent per annum with a premium of 0.05 of one per cent per annum if borrowings exceed 66 per cent of the total credit facility. Any unused amounts are subject to a 0.125 per cent per annum standby fee with respect of the 364-day extendible tranche and a 0.15 per cent per annum standby fee with respect of the three-year extendible revolving credit tranche.

Note 4. Long Term Debt

On August 24, 2001, Canadian Oil Sands Limited issued U.S.$ 250 million of 7.9 per cent Senior Notes due September 1, 2021. The notes are unsecured obligations of Canadian Oil Sands and rank pari passu with all other unsecured and unsubordinated indebtedness. There are certain covenants under the indenture, including limitations on debt, sale of assets and granting liens or other security interests.

Note 5. Financial Instruments

Unrecognized gains (losses) on risk management activities:

	December 31 2001 (in thousands)
Crude oil	$ 65,915
Foreign currency	(25,769)
Interest rates	10,176
	$ 50,322

Note 6. Reclassification

Certain prior years' figures have been reclassified to conform to the presentation adopted for 2001.

Advisory - Certain information regarding the Trust set forth above, including Management's assessment of the Trust's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with development, production, marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Canadian Oil Sands Trust
Marcel R. Coutu
President & Chief Executive Officer

Units Listed
The Toronto Stock Exchange – COS.UN

For further information, please contact:
(403) 290-3329
COST_InvestorRelations@pancanadianenergy.com
Web site: www.canadianoilsandstrust.com

82-5189

CANADIAN OILSANDS TRUST

NEWS RELEASE
For immediate release
January 23, 2002

Canadian Oil Sands Trust announces Premium Distribution, Distribution Re-investment Plan

Calgary, Alberta -- Canadian Oil Sands Trust (the "Trust") is pleased to announce that it has received all regulatory approvals in Canada for its "Premium Distribution, Distribution Re-Investment and Optional Unit Purchase Plan" (the "Plan"). Eligible unitholders may now elect to participate in the Plan for the upcoming quarterly distribution that is payable on February 28, 2002 so long as they have (or, in the case of beneficial holders, their broker has) faxed or otherwise delivered their duly completed election form to Computershare Trust Company of Canada at the number or address noted on the enrolment forms **on or before January 30, 2002.**

The Plan allows eligible unitholders to direct their distributions to the purchase of additional units at 95 per cent of the average market price as defined in the Plan. This unique plan also provides an alternative where eligible unitholders may elect under the premium distribution component to have their distributions invested in new units and exchanged through the Plan Broker for a premium distribution equal to 102 per cent of the amount that the unitholder would otherwise have received on the distribution date (subject to proration and withholding tax reductions in certain circumstances). Canaccord Capital Corporation will act as Plan Broker under the Premium Distribution component of the Plan. Finally, the Plan allows those unitholders who participate in either the regular distribution re-investment or premium distribution component of the Plan to purchase additional units from treasury at the average market price in minimum amounts of $1,000 per remittance and maximum amounts of $100,000, in a given quarter, all subject to an overall annual limit of two per cent of the outstanding trust units being offered for purchase in this manner. There are no brokerage fees or commissions payable by participants for the purchase of units under this Plan.

The Trust is still awaiting approval of the Plan from the Securities Exchange Commission in the United States and no assurances can be given that such approval may be given. As a result, unitholders who are residents of the United States may not participate in the Plan at this time.

The full text of the Plan, questions and answers and the enrolment forms are now available on the Trust's website at www.canadianoilsandstrust.com under the heading "DRIP". These documents will be mailed to unitholders on January 25, 2002.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 21.74 per cent working interest in the Syncrude Joint Venture. The Trust currently has approximately 56.8 million units outstanding, which trade on The Toronto Stock Exchange under the symbol COS.UN. Historically, the Trust has paid quarterly distributions to its Unitholders. The Trust is managed by Canadian Oil Sands Investments Inc. and Athabasca Oil Sands Investments Inc.

Advisory - Certain information regarding the Trust set forth above, including Management's assessment of the Trust's future plans and operations, may constitute forward-looking statements under applicable securities law. The energy business necessarily involves risks associated with development, production, marketing and transportation of energy. These risks include loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

-30-

Canadian Oil Sands Investments Inc.
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Investor relations:
(403) 290-3329
COST_InvestorRelations@pancanadianenergy.com

Web site: www.canadianoilsandstrust.com

CANADIAN OIL SANDS TRUST

premium distribution, distribution reinvestment and optional unit purchase plan

January 23, 2002

questions and answers

The following series of questions and answers explains some of the key features of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") of Canadian Oil Sands Trust ("Canadian Oil Sands"). The answers are, however, of a summary nature only, and are expressly subject to the complete text of the Plan, which is reproduced in the Offering Circular included in this booklet. Unitholders of Canadian Oil Sands should carefully read the complete text of the Plan before making any decisions regarding participation in the Plan.

1. What is the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan?

If you are an eligible unitholder of Canadian Oil Sands, then the Plan will enable you to either:

(i) receive, in lieu of your declared cash distribution, a premium cash payment equal to 102% of such declared distribution by electing to reinvest your distributions in additional units and directing the Agent under the Plan to deliver those additional units to a designated broker (the "Plan Broker") in exchange for the premium cash payment ("premium distribution"), or

(ii) accumulate additional units by electing to reinvest your distributions in additional units which will be held under the Plan for your account ("distribution reinvestment").

If you elect to participate in either the premium distribution component or the distribution reinvestment component of the Plan, then you will also be able to purchase additional units by directly investing additional amounts ("optional cash payments") within the limits established by the Plan.

The amount of the premium distribution and/or the number of additional units that you are able to acquire under the Plan, as applicable, may be reduced by proration in certain events and by the effect of applicable withholding taxes.

2. What are the advantages of the Plan?

- The Plan provides a mechanism for you to increase your cash distributions by up to 2%.
- The Plan provides a convenient and cost-effective way for you to increase your investment in Canadian Oil Sands without incurring service charges or brokerage fees.
- Units purchased with reinvested distributions are bought at a 5% discount to the Average Market Price as defined in the Plan. Question #6 below describes how the Average Market Price is calculated for the purposes of the Plan.
- If you elect to participate in either the premium distribution component or the distribution reinvestment component of the Plan, then you may also purchase additional units on a quarterly basis at the Average Market Price (with no discount) by making optional cash payments, to a maximum of $100,000 per quarter and subject to a minimum of $1,000 per remittance.
- Any funds to be invested in units on your behalf can be fully invested because fractions of units (to four decimal places) as well as whole units may be credited to your account under the Plan.
- Any future distributions on fractional and whole units held under the Plan for your account will be automatically reinvested in new units which will be retained in your account

or exchanged for the premium distribution in accordance with your election.

- You will receive regular statements to assist you in your record keeping.

- There are no brokerage fees as units are purchased directly from Canadian Oil Sands.

- There are no service charges to you, and Canadian Oil Sands bears all administrative costs of the Plan.

3. Am I eligible to participate in the Plan, and to what extent?

Except as noted below, registered holders of at least one unit of Canadian Oil Sands may enroll in the Plan at any time. Unless otherwise announced by Canadian Oil Sands, unitholders who are residents of the United States may not participate in the Plan. Unitholders who are resident in any other jurisdiction outside of Canada may participate in the Plan if permitted by the laws of the jurisdiction in which they reside. Distributions to be reinvested under the Plan on behalf of unitholders who are not residents of Canada will be subject to applicable non-resident withholding tax.

If you are eligible to enroll in the Plan, then the extent to which you may directly participate in the Plan will depend on the manner in which you hold your units, as only registered unitholders may directly enroll in the Plan. Beneficial owners of Units may, however, participate in the Plan through their nominee.

Registered Unitholders. You are a registered unitholder if your units are registered in your own name. If you are a registered unitholder, you may directly enroll in either the premium distribution component or the distribution reinvestment component of the Plan. If you participate in either of these components, then you may also purchase additional units with optional cash payments.

Beneficial Owners. You are a beneficial owner of units if you hold your units through a broker, investment dealer, financial institution or other nominee. If you are a beneficial owner of units and wish to participate in either the premium distribution component or the distribution reinvestment component of the Plan, then you must either transfer your units into your own name and then enroll in the Plan directly, or arrange for your broker or other nominee to enroll in the Plan on your behalf. If your broker or other nominee has enrolled in either the premium distribution component or the distribution reinvestment component of the Plan on your behalf, then you may make optional cash payments through such nominee holder.

Nominee Holders. If you are a registered unitholder who is a nominee for one or more beneficial owners, and you wish to make an optional cash payment on behalf of one or more beneficial owners, then you must enclose with such payment an Optional Cash Payment Form that includes a declaration that you are making the optional cash payment on behalf of one or more beneficial owners of units that are registered in your name, that you have applied to participate in the premium distribution component or the distribution reinvestment component of the Plan on behalf of each such beneficial owner, and that at least $1,000 per remittance and not more than $100,000 per quarter is being paid on behalf of each beneficial owner.

4. How do I become a participant in the Plan?

If you are an eligible registered or beneficial holder of units of Canadian Oil Sands and wish to participate in the Plan, complete and deliver to Computershare Trust Company of Canada, as Agent under the Plan (or have your broker or other nominee complete and deliver to the Agent on your behalf) an Authorization Form. Do not send unit certificates or distribution cheques with your Authorization Form. Once you have enrolled, your participation in the Plan continues automatically until terminated by you voluntarily, until the Agent receives written notice of your death or until you cease to be an eligible unitholder, or until the Plan is terminated by Canadian Oil Sands. No further action is required by you unless you wish to change your election as between the premium distribution and distribution reinvestment components of the Plan.

5. When will my participation in the Plan become effective?

The Agent must receive your initial Authorization Form prior to a distribution record date in order for the cash distribution to which such record date relates to be reinvested under the Plan. If the Agent receives your initial Authorization Form on or after a distribution record date, the distribution to which such record date relates will not be reinvested under the Plan

and your Authorization Form will be effective for purposes of subsequent distributions.

Distribution record dates are usually about one month prior to the distribution payment dates. Distribution payment dates are currently set for the last business day in each of the months of February, May, August and November.

6. What will be the price of new units purchased for my account under the Plan?

The subscription price of the new units purchased under the Plan with reinvested distributions (whether under the premium distribution component or the distribution reinvestment component of the Plan) will be 95% of the Average Market Price. The subscription price of new units purchased with optional cash payments will be 100% of the Average Market Price. For the purposes of the Plan, the Average Market Price is the arithmetic average of the daily volume weighted average trading prices of the trust units of Canadian Oil Sands on The Toronto Stock Exchange for the trading days in a defined trading period (taking into account only those days on which at least a board lot of such units is traded). The defined trading period is the period commencing on the second business day after the distribution record date and ending on the second business day immediately prior to the distribution payment date, but in any event will not exceed 20 trading days with the last trading day of the period being the second business day prior to the distribution payment date.

7. Can I have a comparative example of what I could expect to receive under the distribution reinvestment and premium distribution components of the Plan?

Suppose that you own 3,800 trust units and Canadian Oil Sands declares a distribution of $0.75 per unit. In this example, you would be entitled to receive a total cash distribution of $2,850. If you elect to participate in the Plan then you will be able to reinvest that money in additional units of Canadian Oil Sands at a 5% discount to the Average Market Price.

Further suppose that the Average Market Price is $50.00 per unit, so that the discounted price at which distributions may be reinvested under the Plan is $47.50 per unit. If you elect to reinvest your $2,850 cash distribution in additional units, then the Agent would purchase 60 trust units from Canadian Oil Sands for your account under the Plan. You may keep these additional units for your own account or, if you elect to receive the premium distribution, exchange the additional units for a premium cash payment equal to $2,907. Accordingly, should you decide to participate in the Plan, your choice in this example is between receiving either 60 additional units (at a 5% discount to the Average Market Price) under the distribution reinvestment component of the Plan or a cash payment of $2,907 under the premium distribution component of the Plan.

The foregoing example is for illustrative purposes only, and does not take into account the possibility of proration in accordance with the provisions of the Plan and any applicable withholding taxes.

8. How do I receive the premium distribution?

By making the appropriate election on your Authorization Form, cash distributions on your existing units will be automatically reinvested in new units under the Plan at a 5% discount to the Average Market Price, and the Agent will exchange such new units for a cash payment equal to 102% of the cash distribution (subject to proration in accordance with the provisions of the Plan). A cheque representing the amount of the premium distribution (less any applicable withholding tax) will be mailed to you, ordinarily within two weeks of the distribution payment date.

9. How am I able to receive an amount equal to 102% of the cash distribution and what happens if the broker defaults on its obligation?

New units issued by Canadian Oil Sands on a distribution payment date pursuant to the premium distribution component of the Plan will be issued at a 5% discount to the Average Market Price. If you elect to receive the premium distribution, then the Agent will, in anticipation of the reinvestment of your cash distribution in new units, pre-sell through the Plan Broker, in one or more transactions in the Canadian market, that number of units that will be purchased on the distribution payment date with your reinvested distributions. Such pre-sales will be made at prevailing market prices. If the prevailing market prices realized are approximately the same as the Average Market Price, then the difference between the issue price of the units and the price realized on the pre-sales will be approximately 5%. Upon delivery of the new units to the Plan Broker in exchange

for the premium distribution (subject to proration less any applicable withholding tax as described in the Plan), 2% is returned to you and the balance (which may be more or less than 3%), if any, is retained by the Plan Broker as compensation for its services in connection with the Plan.

The Plan Broker will, subject to proration as described in the Plan, be obligated, in any event, to pay the full amount of the premium distribution.

10. What will I receive under the premium distribution component of the Plan if proration applies?

The premium distribution component of the Plan is subject to the possibility of proration in certain events as described in the Plan. See "Proration in Certain Events" in the Plan. To the extent that your election to receive the premium distribution cannot be fulfilled, in whole or in part, as a result of such proration, or if the manager of Canadian Oil Sands determines not to make any new equity available under the Plan on a particular distribution payment date, or if the Plan Broker for any reason defaults on its obligation to deliver to the Agent funds sufficient to satisfy the full amount of the premium distribution, then you will receive the amount of the declared cash distribution from Canadian Oil Sands, subject to any withholding tax.

By way of example, suppose that the maximum amount of equity available under the premium distribution component of the Plan on the relevant distribution payment date is $4,500,000, and that Canadian Oil Sands declares a distribution of $0.75 per unit. In these circumstances, the maximum number of units on which the premium distribution may be paid is 6,000,000 (being the maximum amount of equity divided by the per unit distribution). If unitholders (including you) holding a total of 9,000,000 units have elected to receive the premium distribution, then two-thirds proration would apply to all participants in the premium distribution component of the Plan since, in this example, the premium distribution can only be paid on 6,000,000 units.

If you own 3,000 units and have elected to participate in the premium distribution component of the Plan, then in this example you would receive the premium cash payment of 102% of the declared distribution on 2,000 of your units ($1,530) and 100% of the declared distribution on the remaining 1,000 units ($750) for a total amount of $2,280 (subject to any applicable withholding tax).

11. How can I make optional cash payments?

Provided that you have elected to participate in either the premium distribution component or the distribution reinvestment component of the Plan, you may purchase additional units by making optional cash payments.

You may make an initial optional cash payment when first enrolling in the Plan by completing the Optional Cash Payment Form that is included in this booklet and enclosing with the form a Canadian dollar cheque, bank draft or money order made payable to "Computershare Trust Company of Canada", and delivering both to the Agent together with your initial Authorization Form. Thereafter, you may make additional optional cash payments by cheque, bank draft, money order or other means acceptable to Canadian Oil Sands delivered to the Agent together with a new Optional Cash Payment Form. An Optional Cash Payment Form will be included with each statement of account sent to you by the Agent, or may be obtained from the Agent at any time.

Your initial optional cash payment does not give rise to any continuing obligation on you to make further optional cash payments, and subject to the limits set forth in Question #12 below, the amount of each optional cash payment may vary from time to time. A direction to purchase new units with an optional cash payment is, however, irrevocable once received by the Agent.

Optional cash payments will be used to purchase additional units on the applicable quarterly distribution payment date. Optional cash payments must be received (together with a completed Optional Cash Payment Form) prior to a quarterly distribution record date in order to be invested in new Units on the quarterly distribution payment date to which such record date relates. Optional cash payments received by the Agent on or after a quarterly distribution record date will not be invested in new Units until the next quarter.

Cheques for optional cash payments cannot be post-dated, and interest will not be paid on optional cash payments pending their investment in new units.

12. How many units can I purchase with optional cash payments?

Optional cash payments may be in different amounts, but cannot be less than $1,000 per remittance or more than $100,000 per quarter (unless you are a nominee unitholder as discussed under Question #3 above, in which case these minimum and maximum figures apply in respect of each beneficial owner for whom you act as nominee). The number of units that you receive for your optional cash payment on any given quarterly distribution payment date will depend on the amount of such optional cash payment and the Average Market Price of a unit for such date.

Canadian Oil Sands may not issue in any financial year, pursuant to optional cash payments, more than the maximum number of units permitted by applicable laws and regulatory policies (as at January 2002 this maximum was equal to 2% of the number of units outstanding at the start of the financial year). In addition, the manager of Canadian Oil Sands will determine on or before each distribution record date the amount of equity, if any, that will be made available under the Plan on the distribution payment date to which such record date relates. Canadian Oil Sands will not accept any optional cash payments beyond these limits.

Distributions paid on new units purchased with optional cash payments and held under the Plan will automatically be reinvested in additional units in accordance with the Plan and your current election as set forth in your most recent Authorization Form.

13. Will I always have my cash distribution or optional cash payments reinvested in units or, if elected, receive the premium distribution?

Your ability to receive the premium distribution or acquire new units under the distribution reinvestment or optional cash payment components of the Plan depends on the amount of equity, if any, that the manager of Canadian Oil Sands decides to make available under the Plan for that distribution payment date, and on the elections that other eligible unitholders have made under the Plan.

If, in respect of any distribution payment date, fulfilling all of the elections under the Plan would result in Canadian Oil Sands exceeding either the limit on new equity set by the manager or the aggregate annual limit on new units issuable pursuant to optional cash payments (see Question #12 above), then elections for the purchase of new Units on that distribution payment date will be accepted: (i) first, from participants electing to reinvest their cash distributions under the distribution reinvestment component of the Plan; (ii) second, from participants electing to make optional cash payments; and (iii) third, from Participants electing to receive the premium distribution. If Canadian Oil Sands is not able to accept all elections in a particular category, then purchases of Units in that category on the applicable distribution payment date will be prorated among all participants in that category according to the number of additional units sought to be purchased.

As noted under Question #10 above, the premium distribution component of the Plan is subject to the possibility of additional proration in certain events.

14. How will the Agent purchase new units of Canadian Oil Sands for me?

On each distribution payment date, Canadian Oil Sands will pay to the Agent all cash distributions made on the units registered in your name or held for your account under the Plan, and the Agent will use those funds, together with any optional cash payments received from you that are eligible to be invested on that distribution payment date, to purchase new units directly from Canadian Oil Sands.

The Agent will hold all such units purchased and to be held for your account under the Plan either in its own name or the name of its nominee, in either case as your agent. All cash distributions on units held by the Agent for your account under the Plan will be reinvested in new units, and such new units will either be credited to your account under the Plan or, if you so elected, exchanged for the premium distribution.

15. Will certificates be issued for new units purchased for me under the Plan?

Normally, certificates will not be issued for new units that are purchased and held for your account under the Plan. Instead, such units will be held by the Agent either in its own name or the name of its nominee and shown on your periodic statement. You may, however, specifically request a certificate for any number of whole units held by the Agent for your account by writing to the Agent. A unit certificate will normally be

sent within three weeks of the Agent receiving your written request. If you elect to receive the premium distribution, you will not be able to receive a certificate for units purchased with your reinvested distributions as such units are transferred in exchange for the premium distribution.

16. How can I change my election under the Plan?

Once you have enrolled in either the premium distribution component or the distribution reinvestment component of the Plan, your participation in the manner elected by you continues automatically until your enrolment in the Plan is terminated or until you change your election.

You may change your election as between the premium distribution and distribution reinvestment components of the Plan by delivering to the Agent (or, if you are a beneficial owner of units, by having your broker or other nominee deliver to the Agent on your behalf) a new Authorization Form reflecting the new election. The Agent must receive your new Authorization Form prior to a distribution record date in order for your new election to apply to the distribution to which such record date relates. If the Agent receives your new Authorization Form on or after a distribution record date, then your previous election will apply to the distribution to which such record date relates and your new election will only become effective for subsequent distributions. You cannot change your election on and from a distribution record date to and including the distribution payment date to which it relates.

17. How can I terminate my participation in the Plan?

You may voluntarily terminate your participation in the Plan by delivering to the Agent (or, if you are a beneficial owner of units, by having your broker or other nominee deliver to the Agent on your behalf) a written notice of termination signed by you (or your broker or other nominee, as applicable). Your participation in the Plan will also terminate automatically following receipt by the Agent of a written notice of your death or if you are not an eligible holder of at least one unit on the applicable record date for a cash distribution. A new unitholder must specifically enroll in the Plan in order to participate.

If the Agent does not receive your written termination notice or notice of your death before a distribution record date, then your participation in the Plan will not be terminated, and your Plan account will not be closed, until after the distribution payment date to which such record date relates. Your participation in the Plan cannot be terminated on and from a distribution record date to and including the distribution payment date to which it relates.

When your participation in the Plan terminates, or upon termination of the Plan by Canadian Oil Sands, you will receive a certificate for all whole units held for you under the Plan and a cheque in payment for any remaining fraction of a unit in your account (based on the closing market price of the units on The Toronto Stock Exchange as at the effective date of termination) and the return of any optional cash payments received prior to termination but not invested.

18. What statements will I receive under the Plan?

As soon as reasonably practicable following each distribution payment date, an unaudited statement of your account with the Agent will be mailed to you. The statements will be your continuing record of purchases made for your account under the Plan, and should be retained for income tax purposes. The Agent will also send to you annually certain tax forms for tax reporting purposes. However, you will be solely responsible for making your own adjusted cost base calculations for tax reporting purposes.

19. What are the Canadian federal income tax consequences of participating in the Plan?

The fact that distributions are reinvested or premium distributions are received under the terms of the Plan does not relieve you of any liability for Canadian income taxes (or, if you are a non-resident of Canada, for any Canadian withholding taxes) that may be payable on the distribution.

Reinvestment of Distributions. The Canada Customs and Revenue Agency (the "CCRA") generally takes the position that the amount, if any, by which the fair market value of any units you acquire pursuant to the premium distribution component or the distribution reinvestment component of the Plan on the date of purchase of such units exceeds the purchase price must be included in your income for income tax purposes. The amount reinvested by you will be your cost of the units acquired under the distribution reinvestment component of the Plan plus, as described above, the amount of any income included as a result of the CCRA position relating

to the discounted purchase price. Such total cost must be averaged with the cost of all other units you hold for the purpose of determining the adjusted cost base of all your units. Capital gains or losses arising on a disposition of your units will be measured by reference to the adjusted cost base of all your units.

Premium Distribution. If you elect to receive the premium distribution, the transfer of units in exchange for the premium distribution will generally be considered to be a sale by you of units held as inventory (unless you have made an election under subsection 39(4) of the *Income Tax Act* [Canada]) and you will generally recognize additional income for income tax purposes equal to 2% of the regular distribution received from Canadian Oil Sands by the Agent on your behalf.

Additional summary information regarding the income tax consequences of participating in the Plan is set forth in the text of the Plan itself.

You should consult your tax advisors concerning the tax implications of your participation in the Plan.

20. In the event that U.S. residents become eligible to participate, what are the U.S. federal income tax consequences of participating in the Plan?

The fact that distributions are reinvested or premium distributions are received under the terms of the Plan does not relieve you of any liability for U.S. income taxes that may be payable on the distribution. In this regard, however, the distribution shall be deemed to be equal to the fair market value of any units acquired pursuant to the premium distribution component or the distribution reinvestment component of the Plan on the distribution payment date. Accordingly, a distribution on a unit will result in ordinary dividend income to the extent of that unit's pro rata share of Canadian Oil Sands' current and accumulated earnings and profits. The portion of any distribution that is not taxable as a dividend will be a return of capital to the extent of your tax basis in that unit. The portion of the distribution that is not taxable as a dividend, to the extent that it exceeds your tax basis in that unit, will generally be treated as capital gain.

Reinvestment of Distributions. You will take a tax basis in units acquired pursuant to the premium distribution and distribution reinvestment components of the Plan that is equal to the fair market value of the units as of the distribution payment date. Your holding period in Units acquired pursuant to the Plan will begin on the date following the distribution payment date. Gains or losses arising on a disposition of your units will be measured by reference to your tax basis in the units.

Premium Distribution. If you elect to receive the premium distribution, the transfer of units in exchange for the premium distribution will generally be considered to be a sale of the units. In general, this should result in a capital gain (or capital loss) to the extent that the amount received pursuant to the premium distribution exceeds (or is less than) your tax basis in the units disposed of.

Foreign Tax Credit. To the extent that you are subjected to a Canadian income tax as a result of participating in the Plan, you may be able to utilize a foreign tax credit to reduce the amount of U.S. federal income tax that you would otherwise owe as a result of participating in the Plan.

You should consult your tax advisors concerning the tax implications of your participation in the Plan.

21. Where can I get further information?

If you have any questions regarding the Plan, please direct them to the Agent or to Canadian Oil Sands as follows:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone: 1-800-663-9097
Fax: (416) 981-9507

or

Canadian Oil Sands Trust
c/o Canadian Oil Sands Investments Inc.
150 – 9th Avenue S.W., P.O. Box 2850
Calgary, Alberta T2P 2S5
Attention: Investor Relations Department
Telephone: (403) 290-3329
Fax: (403) 290-2777
Email: cost_investorrelations@pancanadianenergy.com

offering circular

PURPOSE

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") enables eligible holders of trust units ("Units") of Canadian Oil Sands Trust ("Canadian Oil Sands") to obtain a premium cash distribution in lieu of their declared cash distribution or to accumulate additional Units by reinvesting their distributions. Participants in either the premium distribution component or the distribution reinvestment component of the Plan may also purchase additional Units by investing additional sums ("optional cash payments") within the limits established under the Plan. The Plan provides an efficient and cost-effective way for Canadian Oil Sands to issue additional equity capital to existing Unitholders.

The manager of Canadian Oil Sands will determine for each distribution payment date the amount of equity, if any, that will be made available under the Plan on that date. No assurances can be made that new Units will be made available on a regular basis, or at all.

DEFINITIONS

Agent – Computershare Trust Company of Canada, or such other firm as is appointed by Canadian Oil Sands from time to time to act as Agent under the Plan.

Average Market Price – The arithmetic average of the daily volume weighted average trading prices of the Units on The Toronto Stock Exchange for the trading days in the Trading Period on which at least a board lot of Units was traded, appropriately adjusted for certain capital changes (including Unit subdivisions, Unit consolidations, certain rights offerings and certain distributions).

Participants – Registered or beneficial holders of at least one Unit who, on the applicable record date for a cash distribution, are eligible to participate in the Plan and elect to do so by completing and delivering to the Agent (or by having their broker or other nominee complete and deliver to the Agent on their behalf) an Authorization Form, as more particularly described in the Plan.

Plan Broker – A qualified investment dealer designated by Canadian Oil Sands from time to time to act as Plan Broker under the Plan for the purposes of enabling Participants to receive the Premium Distribution.

Premium Distribution – A cash payment equal to 102% of the cash distribution that the Participant would have otherwise been entitled to receive on the applicable distribution payment date (subject to withholding tax and proration in certain events as hereinafter described).

Trading Period – The period commencing on the second business day after the distribution record date and ending on the second business day immediately prior to the distribution payment date on which at least a board lot of Units was traded. Such

period will not include more than 20 trading days and the last trading day of the period will be the second business day prior to the distribution payment date.

ADVANTAGES

An eligible Unitholder may, by enrolling in the Plan, direct that cash distributions on all Units registered in the name of such Unitholder, together with cash distributions on Units held for the account of such Unitholder under the Plan, be applied to the purchase of additional Units, and may elect to either (i) exchange the additional Units for the Premium Distribution on the distribution payment date, or (ii) have the additional Units held for the account of such Unitholder under the Plan. In either case, the price of Units purchased with reinvested distributions will be 95% of the Average Market Price.

A Participant in either the Premium Distribution component or the distribution reinvestment component of the Plan may also purchase additional Units under the Plan with optional cash payments, subject to a maximum of $100,000 per quarter and a minimum of $1,000 per remittance. Optional cash payments will be used to purchase additional Units on the quarterly distribution payment dates. The price of Units purchased with optional cash payments will be 100% of the Average Market Price.

Additional Units are purchased directly from Canadian Oil Sands by the Agent, who acts on behalf of the Participants. Where a Participant directs that additional Units be purchased with the distributions on the Participant's existing Units, the Agent will, depending on the election made by such Participant, either (i) exchange the additional Units for the Premium Distribution, which will be sent to the Participant ordinarily within two weeks of the distribution payment date, or (ii) hold the additional Units under the Plan for the account of the Participant. Where a Participant has applied to purchase additional Units with an optional cash payment, the Agent will hold the additional Units under the Plan for the account of the Participant.

Distributions paid on new Units purchased with reinvested distributions or optional cash payments that are held under the Plan will automatically be reinvested in additional Units in accordance with the Plan and the current election of the Participant.

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units under the Plan. Full investment of funds is possible because the Plan permits fractions of Units (to four decimal places) as well as whole Units to be credited to Participants' accounts.

ADMINISTRATION

Computershare Trust Company of Canada currently acts as Agent under the Plan. If Computershare Trust Company of Canada ceases to act as Agent for any reason, another firm will be designated by Canadian Oil Sands to act as Agent and Participants will be promptly notified of the change.

The Agent acts for and on behalf of the Participants. On each distribution payment date, Canadian Oil Sands will pay to the Agent all cash distributions made on the Units registered in the name of, or held under the Plan for the account of, Participants who have enrolled in either the Premium Distribution component or distribution reinvestment component of the Plan. The Agent will use such funds, together with all optional cash payments received from such Participants that are eligible to be invested on that distribution payment date, to purchase new Units directly from Canadian Oil Sands. Unless they are exchanged for the Premium Distribution, new Units purchased under the Plan will be registered in the name of the Agent, or its nominee, as agent for the Participants.

Any distributions on Units, including fractions of Units, that are held by the Agent for a Participant's account under the Plan will be reinvested in new Units, and such new Units will be credited to the Participant's account or, if the Participant has elected to receive the Premium Distribution, exchanged for the Premium Distribution.

On each distribution payment date, the Agent will purchase for each Participant's account that number of Units, including fractions computed to four decimal places, equal to the amount invested under the Plan for each Participant's account divided by the applicable subscription price. See "Price of New Units" below. New Units purchased pursuant to the Premium Distribution component of the Plan will be exchanged for the Premium Distribution, which will be sent to the Participant ordinarily within two weeks of the distribution payment date. New Units purchased pursuant to the distribution reinvestment component of the Plan, or with optional cash payments, will be held by the Agent in the Participant's account in accordance with the Plan.

All funds received by the Agent under the Plan, whether cash distributions received from Canadian Oil Sands or optional cash payments received from Participants, will be applied to the purchase of new Units directly from Canadian Oil Sands. *In no event will interest be paid to Participants on any funds held for investment under the Plan.*

PARTICIPATION

Except as noted below, registered holders of at least one Unit may enroll in the Plan at any time. Beneficial owners of Units that are registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee) may not directly enroll in the Plan, but may participate in the Plan through their nominee. Beneficial owners of Units may only participate in the Premium Distribution component or the distribution reinvestment component of the Plan if they (i) transfer their Units into their own name and then enroll in the Plan directly, or (ii) arrange for the registered holder to enroll in the Plan on their behalf. A beneficial owner on whose behalf a broker, investment dealer, financial institution or other nominee holder has enrolled in the Plan may make optional cash payments through such nominee holder. See "Optional Cash Payments" below.

Beneficial owners of Units should contact their broker, investment dealer, financial institution or other nominee who holds their Units to provide instructions on how they would like to participate in the Plan.

An eligible Unitholder becomes a Participant by completing and delivering to the Agent (or by having such Participant's broker or other nominee complete and deliver to the Agent on its behalf) an Authorization Form. The Authorization Form directs Canadian Oil Sands to forward to the Agent all cash distributions on Units registered in the name of the Participant, and directs the Agent to reinvest such distributions, together with cash distributions on Units held by the Agent for the Participant's account under the Plan, in additional Units in accordance with the Plan. Where a Participant elects to participate in the Premium Distribution component of the Plan, the Authorization Form further directs the Agent to deliver all such additional Units to the Plan Broker in exchange for the Premium Distribution.

By completing an Optional Cash Payment Form, a Participant in either the Premium Distribution component or the distribution reinvestment component of the Plan may also, at the time of enrolling in the Plan, direct that the Agent invest an optional cash payment in additional Units in accordance with the Plan. See "Optional Cash Payments" below.

An initial Authorization Form must be received by the Agent prior to a distribution record date in order for the cash distribution to which such record date relates to be reinvested under the Plan. If an initial Authorization Form is received by the Agent on or after a distribution record date, the distribution to which such record date relates will not be reinvested under the Plan and the Authorization Form will only be effective for purposes of subsequent distributions.

An Authorization Form may be obtained from the Agent at any time upon request to the Agent or from Canadian Oil Sands' website at www.canadianoilsandstrust.com.

Once a Unitholder has enrolled in either the Premium Distribution component or the distribution reinvestment component of the Plan, participation in the manner elected by the Participant continues automatically until the Participant's participation in the Plan is terminated or until the Participant changes its election by delivering to the Agent (or by having such Participant's

broker or other nominee deliver to the Agent on its behalf) a new Authorization Form reflecting the new election. The time at which a termination of Plan participation or a change of election becomes effective is described under "Termination of Participation" and "Change of Election" below. The effect of these provisions is that a Participant cannot terminate participation in the Plan or change an election previously made under the Plan on and from a distribution record date to and including the distribution payment date to which such record date relates.

The manager of Canadian Oil Sands reserves the right to determine, from time to time, a minimum number of Units that a Participant must hold in order to qualify for or continue enrolment in the Plan and reserves the right to refuse participation to, or cancel participation of, any person who, in the opinion of the manager of Canadian Oil Sands, is participating in the Plan primarily with a view to arbitrage trading or who has made an optional cash payment by cheque that was not subsequently honoured by the financial institution on which it was drawn.

TRANSITIONAL PROVISIONS FOR PARTICIPANTS IN PREVIOUS REINVESTMENT PLAN

Canadian Oil Sands currently has in place a Distribution Reinvestment and Trust Unit Purchase Plan dated May 29, 1996 (the "old plan"). The Plan supercedes the old plan, and all Unitholders who are enrolled in the old plan at the time that the Plan becomes effective will, subject to any contrary elections made by such Unitholders in an Authorization Form, be automatically enrolled in the Plan and will be deemed to have elected to reinvest the cash distributions on their existing Units in additional Units in accordance with the distribution reinvestment component of the Plan.

UNITHOLDERS OUTSIDE OF CANADA

Unless otherwise announced by Canadian Oil Sands, Unitholders who are residents of the United States may not participate in the Plan. Unitholders who are resident in any other jurisdiction outside of Canada may participate in the Plan if permitted by the laws of the jurisdiction in which they reside. Distributions to be reinvested under the Plan on behalf of Unitholders who are not residents of Canada will be subject to applicable non-resident withholding tax.

The manager of Canadian Oil Sands reserves the right to deny participation in the Plan to, and to not accept Authorization Forms from, any person or agent of such person who appears to be or who the manager of Canadian Oil Sands or the Agent has reason to believe is a resident of any jurisdiction the laws of which do not permit participation in the Plan in the manner sought by or on behalf of such person.

PREMIUM DISTRIBUTION

Where Participants elect to receive the Premium Distribution, the Agent will pre-sell, through the Plan Broker, in one or more transactions in the Canadian market, that number of Units to be purchased on the distribution payment date with the re-invested distributions of such Participants, and the Agent will receive from the Plan Broker, for the account of such Participants, subject to proration as described herein, the Premium Distribution in an amount equal to 102% of the distribution that such Participants would have otherwise been entitled to receive on that distribution payment date. Units issued to the Agent on behalf of the Participants who elected to receive the Premium Distribution will not be held in the Participants' accounts, but will instead be exchanged for the Premium Distribution. Upon receipt of the Premium Distribution from the Plan Broker, the Agent will send to the Participants who elected to receive the Premium Distribution (or to their registered nominees, as applicable) a cheque in the amount of the Premium Distribution, subject to proration and any withholding tax as described herein, ordinarily within two weeks of the distribution payment date.

Canadian Oil Sands and the Agent, on behalf of Participants who have elected to receive the Premium Distribution, have an indemnity from the Plan Broker to cover the commitment to pay the Premium Distribution. *Although Canadian Oil Sands and the Agent will, if necessary, make claims on the indemnity on behalf of such Participants, neither Canadian Oil Sands nor the Agent has any liability to Participants for any failure of the Plan Broker to fulfill its obligations under the Premium Distribution component of the Plan. If the Plan Broker for any reason defaults on its obligation to deliver to the Agent funds sufficient to satisfy the full amount of the Premium Distribution, then you will receive the amount of the declared cash distribution from Canadian Oil Sands, subject to any applicable withholding tax.*

PAYMENT OF PREMIUM DISTRIBUTION

Participants who elect to receive the Premium Distribution will be mailed a cheque from the Agent for the amount of the Premium Distribution, subject to proration and any withholding tax as described herein, ordinarily within two weeks of the distribution payment date. The cheque will be made payable to the registered holder of the Units in respect of which the Premium Distribution was paid.

OPTIONAL CASH PAYMENTS

Optional cash payments may be made by Participants in either the Premium Distribution component or the distribution reinvestment component of the Plan. Such a Participant may make an optional cash payment when first enrolling in the Plan by (i) completing an Optional Cash Payment Form, (ii) enclosing with the form a Canadian dollar cheque, bank draft or money order made payable to the Agent, and (iii) delivering both to the Agent together with the Participant's initial Authorization Form. Thereafter, optional cash payments may be made by cheque, bank draft, money order or other means acceptable to Canadian Oil Sands delivered to the Agent together with a new Optional Cash Payment Form. An Optional Cash Payment Form will be included with each statement of account sent to Participants (or their nominees, as applicable) by the Agent.

Optional cash payments cannot exceed $100,000 per Participant in any quarter, or be less than $1,000 per remittance, and must be received (together with a completed Optional Cash Payment Form) prior to a quarterly distribution record date in order to be invested in new Units on the quarterly distribution payment date to which such record date relates. Optional cash payments received by the Agent on or after a quarterly distribution record date will not be invested in new Units until the next quarter.

Cheques for optional cash payments cannot be post-dated, and interest will not be paid on optional cash payments pending their investment in new Units.

Distributions paid on new Units purchased with optional cash payments will automatically be reinvested in additional Units in accordance with the Plan and the current election of the Participant.

There is no obligation to make an optional cash payment and the amount (subject to the maximum and minimum limits specified herein) may vary from time to time. However, a direction to purchase new Units with optional cash payments is irrevocable once received by the Agent, and funds will only be returned to a Participant if such funds are not invested in new Units on a particular distribution payment date for any reason.

Beneficial owners of Units registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee) may make optional cash payments through their nominee by arranging for such nominee to tender such payments, together with a completed Optional Cash Payment Form, to the Agent. A nominee Unitholder who wishes to make optional cash payments on behalf of one or more beneficial owners must make the declaration set forth in the Optional Cash Payment Form that (i) it is making the optional cash payment on behalf of one or more beneficial owners of Units that are registered in the nominee's name, (ii) it has applied to participate in the Premium Distribution component or the distribution

reinvestment component of the Plan on behalf of each such beneficial owner, and (iii) at least $1,000 per remittance and not more than $100,000 per quarter is being paid on behalf of each beneficial owner.

PRORATION IN CERTAIN EVENTS

Canadian Oil Sands may not issue in any financial year, pursuant to optional cash payments, more than the maximum number of Units permitted by applicable laws and regulatory policies (as at January 2002 this maximum was equal to 2% of the number of Units outstanding at the start of the financial year). In addition, the manager of Canadian Oil Sands will determine on or before each distribution record date the amount of equity, if any, that will be made available under the Plan on the distribution payment date to which such record date relates.

If, in respect of any distribution payment date, fulfilling all of the elections under the Plan would result in Canadian Oil Sands exceeding either the limit on new equity set by the manager or the aggregate annual limit on new Units issuable pursuant to optional cash payments, then elections for the purchase of new Units on that distribution payment date will be accepted: (i) first, from Participants electing to reinvest their cash distributions in new Units under the distribution reinvestment component of the Plan; (ii) second, from Participants electing to make optional cash payments; and (iii) third, from Participants electing to receive the Premium Distribution. If Canadian Oil Sands is not able to accept all elections in a particular category, then purchases of Units in that category on the applicable distribution payment date will be prorated among all Participants in that category according to the number of additional Units sought to be purchased.

If the manager of Canadian Oil Sands determines not to issue any equity capital through the Plan on a particular distribution payment date, then all Participants will receive the cash distribution to which they would otherwise have been entitled on such distribution payment date if they had not elected to participate in the Plan.

In the event that trading of Units on The Toronto Stock Exchange, or the trading thereof by the Plan Broker, is for any reason prohibited for an entire day, or if the Premium Distribution component of the Plan is terminated for any reason, in each case during a Trading Period, then purchases of Units on the distribution payment date following such event with reinvested cash distributions pursuant to the Premium Distribution component of the Plan will be prorated among Participants who have elected to receive the Premium Distribution, and any cash distribution not reinvested will be paid to such Participants as if they had not elected to participate in the Plan.

PRICE OF NEW UNITS

On each distribution payment date, the Agent will, on behalf of the Participants, pay to Canadian Oil Sands all funds held by the Agent that are eligible for investment in new Units on such date. The subscription price of new Units purchased under the Premium Distribution or distribution reinvestment components of the Plan will be 95% of the Average Market Price. The subscription price of new Units purchased under the Plan with optional cash payments will be 100% of the Average Market Price. The manager of Canadian Oil Sands will advise the Agent of the Average Market Price on the business day immediately preceding the distribution payment date.

COSTS

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units under the Plan. All administrative costs of the Plan, including the fees and expenses of the Agent and the Plan Broker, are borne by Canadian Oil Sands.

ACCOUNTS AND REPORTS TO PARTICIPANTS

An account will be maintained by the Agent for each registered Participant. As soon as reasonably practicable following each distribution payment date, unaudited statements of account will be mailed to each Participant. These statements are a Participant's continuing record of purchases of Units made for their account under the Plan and should be retained for income tax purposes. The Agent will also send annually to each Participant certain tax forms for tax reporting purposes. Adjusted cost base calculations for tax reporting purposes will be the responsibility of each Participant as the averaging rules may apply so that such calculations may depend on the cost of other Units held by the Participant.

CERTIFICATES FOR UNITS

Units purchased and held under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participants, and certificates for such Units will not be issued to Participants unless specifically requested in writing.

A Participant may, upon written request to the Agent and without terminating participation in the Plan, have a Unit certificate issued and registered in the Participant's name for any number of whole Units held for the Participant's account under the Plan. Certificates will normally be issued within three weeks of receipt by the Agent of the Participant's written request for a certificate. Any remaining whole Units and any fraction of a Unit will continue to be held for the Participant's account under the Plan.

Accounts under the Plan are maintained in the names in which Units were registered at the time the Participants entered the Plan, and certificates for whole Units will be similarly registered when issued.

Units held by the Agent for a Participant under the Plan may not be pledged, sold or otherwise disposed of (except as contemplated by the Premium Distribution component of the Plan) by the Participant while so held.

TERMINATION OF PARTICIPATION

A Participant may voluntarily terminate participation in the Plan by delivering to the Agent (or by having such Participant's broker or other nominee deliver to the Agent on its behalf) a written notice of termination signed by such Participant (or by such Participant's broker or other nominee, as applicable). In such event, the Participant will receive a certificate for the number of whole Units held by the Agent in such Participant's account and a cash payment for any remaining fraction of a Unit so held and for any optional cash payments received from such Participant prior to termination where such optional cash payments have not yet been invested. Any fractional Unit interest will be paid in cash calculated on the closing market price on The Toronto Stock Exchange on the effective date of termination.

Participation in the Plan will be terminated automatically following receipt by the Agent of a written notice of the death of a Participant. A certificate for the number of whole Units held for the account of a deceased Participant under the Plan will be issued by Canadian Oil Sands in the name of the deceased Participant, the estate of the deceased Participant or the deceased Participant's broker or nominee, as appropriate, and the Agent will send to the legal representative or broker or nominee of the deceased Participant such certificate and a cheque in payment for any remaining fraction of a Unit in the deceased Participant's account and the return of any optional cash payments received prior to termination where such optional cash payments have not yet been invested.

If a written termination notice or notice of a Participant's death is not received by the Agent before a distribution record date, then the Participant's account will not be closed, and participation in the Plan will not be terminated, until after the distribution payment date to which such record date relates.

CHANGE OF ELECTION

A Participant may change its election as between the Premium Distribution and distribution reinvestment components of the Plan by delivering to the Agent (or by having such Participant's broker or other nominee deliver to the Agent on its behalf) a new Authorization Form reflecting the new election. A new Authorization Form must be received by the Agent prior to a distribution record date in order for the new election made therein to apply to the distribution to which such record date relates. If the new Authorization Form is received by the Agent on or after a distribution record date, then the previous election will apply to the distribution to which such record date relates, and the new election will only become effective for subsequent distributions.

RIGHTS OFFERING

In the event that Canadian Oil Sands makes available to its Unitholders rights to subscribe for additional Units or other securities, rights certificates will be issued by Canadian Oil Sands to each Participant in respect of the whole Units held in a Participant's account under the Plan on the record date for such rights issue.

Rights based on a fraction of a Unit held for a Participant's account will be sold for such Participant by the Agent and the net proceeds will be returned to the Participant.

SUBDIVISIONS

If Units of Canadian Oil Sands are distributed pursuant to a subdivision of Units, such Units received by the Agent for Participants under the Plan will be retained by the Agent and credited by the Agent proportionately to the accounts of the Participants in the Plan. A certificate for any Units resulting from such a subdivision of Units that are registered in the name of a Participant, rather than the name of the Agent, will be sent directly to the Participant in the same manner as to Unitholders who are not participating in the Plan.

UNITHOLDER VOTING

Whole Units held for a Participant's account under the Plan on the record date for a vote of Unitholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant. Units for which instructions are not received will not be voted. No voting rights will attach to any fraction of a Unit held for a Participant's account under the Plan.

RESPONSIBILITIES OF CANADIAN OIL SANDS AND THE AGENT

Neither Canadian Oil Sands nor the Agent shall be liable for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims for liability:

(a) arising out of the failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death;

(b) with respect to the prices and times at which Units are purchased for the account of or on behalf of a Participant;

(c) with respect to decisions by the manager of Canadian Oil Sands to raise or not raise equity through the Plan in any given quarter, or the amount of equity raised, if any;

(d) arising out of failure of the Plan Broker to deliver the Premium Distribution to the Agent on any distribution payment date;

(e) arising out of a prorating, for any reason, of the amount of equity available under the various components of the Plan in the circumstances described herein; and

(f) arising out of a failure by the Agent to purchase additional Units with an optional cash payment.

Participants should recognize that neither Canadian Oil Sands nor the Agent can assure a profit (or payment of the Premium Distribution) or protect them against a loss on the Units purchased under the Plan.

CANADIAN TAXES

The following is a summary only of certain Canadian federal income tax considerations relevant to participation in the Plan. The information provided is current as of the effective date of the Plan. Participants are urged to consult their tax advisers as to their particular tax position.

Residents of Canada

The fact that distributions are reinvested or Premium Distributions are received under the terms of the Plan does not relieve Participants of any liability for taxes that may be payable on such distributions. To the extent that a distribution from Canadian Oil Sands would be included in the income of holders of Units for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), such amount will be included in the income of Unitholders who elect to reinvest such amount in new Units under the Plan.

The cost to a Participant of Units acquired pursuant to the optional cash payment component of the Plan will be equal to the amount of optional cash payments made by the Participant. The cost to a Participant of Units acquired under the Premium Distribution component or the distribution reinvestment component of the Plan will be equal to the cash distribution paid by the Agent on behalf of the Participant to Canadian Oil Sands. Units that are acquired under the Premium Distribution component of the Plan and exchanged for the Premium Distribution will generally be considered to be inventory unless the Participant has made an election under subsection 39(4) of the Tax Act to have every "Canadian security" (as that term is defined in the Tax Act) owned by the Participant deemed to be a capital property. A disposition of Units that are held as inventory will give rise to income in the year of disposition in an amount equal to the difference between the amount received on such disposition and the cost of the Units. Such amount will generally be 2% of the cash distribution.

If the Units acquired under the Premium Distribution component of the Plan are capital property to a Participant, for example because the Participant has made an election under subsection 39(4) of the Tax Act, the cost of such Units must be averaged with the cost of all other Units held by the Participant for the purpose of determining the adjusted cost base of all Units held by the Participant pursuant to the averaging provisions in the Tax Act. If the Units acquired are capital property to a Participant, the Participant will recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of the Units held by the Participant immediately before the disposition. One-half of a capital gain (the "taxable capital gain") must be included in income of the Participant for the year in which the disposition occurs and one-half of a capital loss (the "allowable capital loss") may generally be deducted by the Participant against taxable capital gains for the year of disposition, in any of the three preceding years, or in any subsequent year, subject to the detailed provisions of the Tax Act.

The Canada Customs and Revenue Agency (the "CCRA") generally takes the position that the amount, if any, by which the fair market value of any Units acquired pursuant to the Premium Distribution component or the distribution reinvestment component of the Plan on the date of purchase of such Units exceeds the purchase price therefor must be included in the income of the Participant. Participants should note that Canadian Oil Sands is not required to provide, and will not be providing, any notice or report to Participants in respect of such income. If the Units acquired under the Plan are capital property to the Participant, the amount added to the Participant's income will be added in computing the cost to the Participant of such Units for purposes of

determining the adjusted cost base and capital gain or loss as described above. If the Units acquired under the Plan are inventory to the Participant, the Participant will generally be required to include in income the profit or net gain arising from the acquisition and disposition of the Units such that, in the case of Units acquired and transferred under the Premium Distribution component of the Plan, the Participant will, as described above, recognize income equal to 2% of the distribution received from Canadian Oil Sands by the Agent on behalf of the Participant.

Non-Residents of Canada

The fact that distributions are reinvested or Premium Distributions are received under the terms of the Plan does not relieve a non-resident Participant of any liability for non-resident withholding tax applicable to the distribution. The amount of any distributions designated by a non-resident Participant for reinvestment under the Premium Distribution component or the distribution reinvestment component of the Plan will be reduced by the non-resident withholding tax applicable thereto. The rate of withholding tax under the Tax Act on distributions is generally 25% of the amount of income of Canadian Oil Sands distributed to a non-resident Participant unless reduced by the terms of an applicable treaty. For residents of the United States, excluding its territories and possessions, subject to certain rules, the rate of non-resident withholding tax is 15% of the amount of income of Canadian Oil Sands distributed to the non-resident.

Gains realized by a non-resident Participant on the disposition of Units, including Units transferred under the Premium Distribution component of the Plan, will generally not be subject to tax in Canada unless the gain constitutes income from a business carried on in Canada or the Units are capital property to the non-resident Participant and at any time in the 60-month period preceding the disposition, the non-resident Participant, together with persons with whom the non-resident Participant does not deal at arm's length, owned or had under option not less than 25% of the issued Units of Canadian Oil Sands.

UNITED STATES TAXES

In the event that Unitholders who are residents of the United States become eligible to participate in the Plan, the following is a summary only of certain U.S. federal income tax considerations relevant to participation in the Plan. The information provided is current as of the effective date of the Plan. Participants are urged to consult their tax advisors as to their particular tax position.

U.S. Persons

The fact that distributions are reinvested or Premium Distributions are received under the terms of the Plan does not relieve Participants of any U.S. federal income liability for taxes that may be payable on such distributions. To the extent that a distribution from Canadian Oil Sands would be included in the income of holders of Units under the Internal Revenue Code (the "IRC"), such amount will be included in the income of the Unitholders who elect to reinvest such amount in new Units under the Plan. In this regard, however, the distribution shall be deemed to equal the fair market value of any Units acquired pursuant to the Premium Distribution component or the distribution reinvestment component of the Plan on the distribution payment date. Accordingly, a distribution on a Unit will result in ordinary dividend income to the extent of that Unit's pro rata share of Canadian Oil Sands' current and accumulated earnings and profits. The portion of any distribution that is not taxable as a dividend will be a return of capital to the extent of the Participant's tax basis in that Unit. The portion of the distribution that is not taxable as a dividend, to the extent that it exceeds the Participant's tax basis in that Unit, will generally be treated as capital gain.

A Participant will take a tax basis in Units acquired pursuant to the Premium Distribution component and the distribution reinvestment component of the Plan that is equal to the fair market value of the Units as of the distribution payment date. In general, Units acquired pursuant to the Plan will constitute capital assets. A Participant's holding period in Units acquired pursuant to the Plan will begin on the date following the distribution payment date.

A disposition of Units that are held as capital assets will give rise to capital gain (or loss) in the year of disposition, to the extent that the proceeds of disposition exceed (or are less than) the Participant's tax basis in the Units immediately before the disposition. If the Units transferred under the Premium Distribution component of the Plan are not capital assets, for example because the Participant is a securities dealer, the Participant will recognize ordinary income (or loss) to the extent that the proceeds of disposition exceed (or are less than) the Participant's tax basis in the Units immediately before the disposition.

To the extent that a Participant is subjected to a Canadian income tax as a result of participating in the Plan, the Participant may be able to utilize a foreign tax credit to reduce the amount of U.S. federal income tax that would otherwise be owed as a result of participating in the Plan. To the extent that the IRC prevents the Participant from fully utilizing the credit in a given year, the credit may be able to reduce the Participant's U.S. federal income tax liability for the two preceding years, and if still not completely utilized, may be able to reduce the Participant's U.S. federal income tax liability in the five succeeding years.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

Canadian Oil Sands reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the Participants. Where required, amendments to the Plan will be subject to the prior approval of The Toronto Stock Exchange. All Participants will be sent written notice of any such amendment, suspension or termination. In the event of termination of the Plan by Canadian Oil Sands, the Agent will send to the Participants (or to their brokers or other nominees, as applicable) certificates for whole Units held for Participants' accounts under the Plan and cheques in payment for any remaining fractions of Units in Participants' accounts and the return of any optional cash payments received prior to termination where such optional cash payments have not yet been invested. In the event of suspension of the Plan by Canadian Oil Sands, no investment will be made by the Agent on the distribution payment date immediately following the effective date of such suspension. Any optional cash payments which are not invested as of the effective date of such suspension and any Unit distributions subject to the Plan and paid after the effective date of such suspension will be remitted by the Agent to the Participants.

INTERPRETATION

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the manager of Canadian Oil Sands.

NOTICES

All notices or other documents required to be given to Participants under the Plan, including certificates for Units and cheques, shall be mailed to Participants at the addresses shown on the records of the Agent.

Notices to the Agent shall be sent to:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone: 1-800-663-9097
Fax: (416) 981-9507

Notices to Canadian Oil Sands shall be sent to:

Canadian Oil Sands Trust
c/o Canadian Oil Sands Investments Inc.
150 – 9th Avenue S.W., P.O. Box 2850
Calgary, Alberta T2P 2S5
Attention: Investor Relations Department
Telephone: (403) 290-3329
Fax: (403) 290-2777

EFFECTIVE DATE OF THE PLAN

The effective date of the Plan is January 23, 2002.

CANADIAN OIL SANDS TRUST

authorization form

Relating to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") of Canadian Oil Sands Trust (the "Trust") dated January 23, 2002 (as amended from time to time)

To be completed by the REGISTERED HOLDER of trust units of Canadian Oil Sands Trust

If you wish to participate in the Plan, please indicate your election as between the premium distribution and distribution reinvestment components of the Plan by checking the appropriate box at the right and then completing the appropriate authorization below.

☐ DISTRIBUTION REINVESTMENT
☐ PREMIUM DISTRIBUTION

If you are a beneficial owner of trust units of Canadian Oil Sands Trust and wish to participate in the Plan, contact your broker, investment dealer, financial institution or other nominee who holds your units to provide instructions on how you would like to participate in the Plan.

DISTRIBUTION REINVESTMENT AUTHORIZATION

Please complete this section, sign below and return this form to Computershare Trust Company of Canada at the address or facsimile number set forth on the reverse side of this form if you wish to reinvest your distributions in accordance with the Plan and have the additional units of the Trust issued on such reinvestment held for your account under the Plan.

I have received and read a copy of the text describing the Plan. I hereby apply to participate in the Plan and direct the Trust to forward to Computershare Trust Company of Canada, as Agent under the Plan, all cash distributions paid on all units of the Trust registered in my name now or in the future, and direct Computershare Trust Company of Canada to reinvest such distributions, together with cash distributions on units held by the Agent for my account under the Plan, in additional units of the Trust, all in accordance with the distribution reinvestment component of the Plan and subject to proration and any applicable withholding tax as provided therein.

SIGNATURE OF REGISTERED UNITHOLDER   NAME OF REGISTERED UNITHOLDER (PLEASE PRINT)   DATE

ADDRESS (INCLUDING MUNICIPALITY OF RESIDENCE)   TELEPHONE #

PREMIUM DISTRIBUTION AUTHORIZATION

Please complete this section, sign below and return this form to Computershare Trust Company of Canada at the address or facsimile number set forth on the reverse side of this form if you wish to receive a premium cash payment in lieu of your distributions in accordance with the Plan.

I have received and read a copy of the text describing the Plan. I hereby apply to participate in the Plan and direct the Trust to forward to Computershare Trust Company of Canada, as Agent under the Plan, all cash distributions paid on all units of the Trust registered in my name now or in the future, and direct Computershare Trust Company of Canada to: (i) reinvest such distributions, together with cash distributions on units held by the Agent for my account under the Plan, in additional units of the Trust; and (ii) deliver such additional units to the Plan Broker designated under the Plan in exchange for a cash payment equal to 102% of the cash distribution which I would have otherwise been entitled to receive on the applicable distribution payment date in respect of such units, all in accordance with the premium distribution component of the Plan and subject to proration and any applicable withholding tax as provided therein. I hereby represent and warrant to the Trust, Computershare Trust Company of Canada and the Plan Broker that, when the additional units are delivered to the Plan Broker in accordance with this direction, I will hold good and marketable title to such units, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others. I further represent and warrant that such additional units are not subject to any resale restriction or hold period under applicable securities legislation.

SIGNATURE OF REGISTERED UNITHOLDER   NAME OF REGISTERED UNITHOLDER (PLEASE PRINT)   DATE

ADDRESS (INCLUDING MUNICIPALITY OF RESIDENCE)   TELEPHONE #

This Authorization Form must be received by Computershare Trust Company of Canada prior to a distribution record date in order for the distribution to which such record date relates to be invested in additional units of the Trust in accordance with the Plan.

For further information, please contact:

COMPUTERSHARE TRUST COMPANY OF CANADA
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone: 1-800-663-9097
Fax: (416) 981-9507

or

CANADIAN OIL SANDS TRUST
Investor Relations Department
Telephone: (403) 290-3329
Email: cost_investorrelations@pancanadianenergy.com

CANADIAN OIL SANDS TRUST

optional cash payment form

Relating to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") of Canadian Oil Sands Trust (the "Trust") dated January 23, 2002 (as amended from time to time)

To be completed by the REGISTERED HOLDER of trust units of Canadian Oil Sands Trust

OPTIONAL UNIT PURCHASE AUTHORIZATION

Please complete this section, sign below and return this form to Computershare Trust Company of Canada at the address set forth below, together with a cheque, bank draft or money order made payable to "Computershare Trust Company of Canada", if you wish to make an optional cash payment in accordance with the Plan. In order to be able to make an optional cash payment, you must have enrolled in either the premium distribution component or the distribution reinvestment component of the Plan.

I have received and read a copy of the text describing the Plan. Enclosed is an optional cash payment in the amount of $__________ in immediately available Canadian funds payable to "Computershare Trust Company of Canada" (which payment must be at least $1,000 per remittance and not more than $100,000 per quarter). I hereby direct Computershare Trust Company of Canada, as Agent under the Plan, to invest the enclosed payment in additional units of the Trust in accordance with the Plan. I hereby confirm my understanding that any distributions received on units of the Trust held for my account under the Plan will automatically be reinvested in additional units of the Trust in accordance with the Plan and my current election as between the premium distribution and distribution reinvestment components of the Plan.

If you are a broker, investment dealer, financial institution or other nominee holding units on behalf of one or more beneficial owners of the units, you hereby make the following declaration.

Declaration by Nominee Holder: I am a broker, investment dealer, financial institution or other nominee holding units on behalf of one or more beneficial owners of the units. I hereby certify and declare that: (i) I am making this optional cash payment on behalf of one or more beneficial owners of units that are registered in my name; (ii) I have applied to participate in the premium distribution component or the distribution reinvestment component of the Plan on behalf of each such beneficial owner; and (iii) at least $1,000 per remittance and not more than $100,000 per quarter is being paid on behalf of each beneficial owner.

SIGNATURE OF REGISTERED UNITHOLDER   NAME OF REGISTERED UNITHOLDER (PLEASE PRINT)   DATE

ADDRESS (INCLUDING MUNICIPALITY OF RESIDENCE)   TELEPHONE #

Note: An optional cash payment must be received (together with a completed Optional Cash Payment Form) prior to a quarterly distribution record date in order to be invested in additional units of the Trust on the quarterly distribution payment date to which such record date relates. Optional cash payments received on or after a quarterly distribution record date will not be invested in additional units of the Trust until the next quarter. No interest will be paid on optional cash payments received but not yet invested in additional units of the Trust.

For further information, please contact:

COMPUTERSHARE TRUST COMPANY OF CANADA
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone: 1-800-663-9097
Fax: (416) 981-9507

or

CANADIAN OIL SANDS TRUST
Investor Relations Department
Telephone: (403) 290-3329
Email: cost_investorrelations@pancanadianenergy.com

Please return this completed Optional Cash Payment Form together with a cheque, bank draft or money order in the amount of your optional cash payment to Computershare Trust Company of Canada at the address set forth above.

CANADIAN OIL SANDS TRUST
c/o Canadian Oil Sands Investments Inc.
150 – 9th Avenue S.W.
P.O. Box 2850
Calgary, Alberta T2P 2S5

Attention: Investor Relations Department

Telephone: (403) 290-3329
Fax: (403) 290-2777
Email: cost_investorrelations@pancanadianenergy.com

82-5189

March 5, 2002

To : Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
New Brunswick Office of the Administrator of Securities
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Newfoundland Department of Government Services and Lands, Securities Division
Toronto Stock Exchange

Dear Sirs:

RE: CANADIAN OIL SANDS TRUST
Annual and Special Meeting of Unitholders – April 25, 2002

Please be advised that the Annual Meeting of Unitholders of Canadian Oil Sands Trust, details of which were filed on December 7, 2001, has been changed to an Annual and Special Meeting of Unitholders. Record date, time and location of the Meeting remain unchanged.

Yours very truly,

CANADIAN OIL SANDS TRUST,
by its manager,
Canadian Oil Sands Investments Inc.

(signed) Trudy M. Curran

TRUDY M. CURRAN
Corporate Secretary

CANADIAN OIL SANDS INVESTMENTS INC.
150 - 9th Avenue S.W., P.O. Box 2850, Calgary, Alberta, Canada T2P 2S5

Form 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

---

Canadian Oil Sands Trust (the "Trust") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that, in respect of a distribution on February 28, 2002 of 168,352 trust units of the Trust, the Trust was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Calgary, Alberta, this 8th day of March, 2002.

CANADIAN OIL SANDS INVESTMENTS INC.,
as manager of **CANADIAN OIL SANDS TRUST**

Per: (signed) *"Trudy M. Curran"*
Trudy M. Curran
Corporate Secretary

INSTRUCTIONS:

File this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.